X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 OCT -4 A 8:45

07027094

DELIVERED BY MAIL

September 28, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

You will find enclosed a News Release for X-Cal Resources Ltd. dated September 28, 2007.

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

cws/encl

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

Jlw 10/4

X-Cal Resources Ltd.

TSX/XCL **September 28, 2007**

News Release

X-CAL PRESENTS SLEEPER AT GEOLOGIC SYMPOSIUM

"Evolution of the Sleeper Gold Property" by Robert Thomason, *M.Sc.*, was presented to an international gathering of professionals at the Arizona Geological Society Symposium on Thursday, September 27, 2007.

A comprehensive set of images illustrate; Several Types of Gold Mineralization, Exploration Targets and the Evolution of the Sleeper Property.

"Evolution of the Sleeper Gold Property" and NI-43-101 Technical Reports are available at www.x-cal.com.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.*, and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245   Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END